

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended October 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended October 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2008

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2007 AND 2006 (IN THOUSANDS)

ASSETS:	2007	2006
NONINTEREST-BEARING CASH	$ 353	$ 2,538
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:		
Blended Interest Fund	550,146	594,027
Deere & Company Common Stock Fund	368,303	209,581
Fidelity Intermediate Bond Commingled Pool	50,316	37,658
Fidelity Mutual Funds	2,024,908	1,590,061
Fidelity BrokerageLink Accounts	185,775	136,321
Loans to participants	24,540	22,518
Total investments	3,203,988	2,590,166
RECEIVABLES:		
Due from broker	93,662	-
Accrued income and other receivables	9,622	1,467
Total receivables	103,284	1,467
TOTAL ASSETS	3,307,625	2,594,171
LIABILITIES:		
Due to broker	92,978	7,333
Other liabilities	2,852	1,272
	95,830	8,605
NET ASSETS AVAILABLE FOR BENEFITS - AT FAIR VALUE	3,211,795	2,585,566
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	1,661	6,302
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,213,456	$ 2,591,868

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2007 (IN THOUSANDS)

	2007
ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 121,856
Employer	94,154
Total contributions	216,010
INVESTMENT INCOME:	
Net appreciation in fair value of investments	448,581
Interest and dividends	134,227
Net investment income	582,808
NET TRANSFERS FROM AFFILIATE PLANS	917
TOTAL ADDITIONS	799,735
DEDUCTIONS - Benefits paid to participants	217,295
PLAN MERGERS	39,148
INCREASE IN NET ASSETS	621,588
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	2,591,868
End of year	$ 3,213,456

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established July 1, 1984 by Deere & Company (the "Company") for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular tax deferred savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan trustee, investment manager, and recordkeeper.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire or otherwise if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. The Plan provides for automatic enrollment of all eligible newly-hired employees at a two percent deferral rate. Effective September 1, 2006, the Plan implemented an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent annually until changed by the employee. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. Effective March 1, 2007, the Plan accepts Roth elective deferrals made on behalf of eligible participants, which are allocated to a separate account source.

The Company provides matching contributions to the Plan on up to a maximum of six percent of the employee's earnings, as limited by the IRC. The percentage (which varies by division within the Company) is determined in accordance with the Plan agreement, and is based on the profitability of the Company or division during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in the funds as specified by participants. Monies may be held and invested by Fidelity in a Fidelity Freedom fund closest to the employee's 65th birthday until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC, with the exception of Roth elective deferrals, which are made on an after tax basis.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and employer contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the employer match is three times greater for the first two percent of participant contributions than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service.

Plan Mergers – Effective April 7, 2007, the Roberts Irrigation Products, Inc. 401(k) Profit Sharing Plan was merged with the Plan. Participant balances of $2,276,594 were transferred to the Plan in April 2007.

Effective August 17, 2007, the Nortrax, Inc. 401(k) Profit Sharing Plan was merged into the Plan. Participant balances of $36,871,223 were transferred to the Plan in August 2007.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated net earnings. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2007 and 2006, forfeited nonvested accounts totaled $3,840,756 and $3,370,073, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2007, employer contributions were reduced by $500,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds which include the following as of October 31, 2007:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Fidelity Intermediate Bond Commingled Pool
- Any of 27 Fidelity Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. Further, if an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, if no longer employed by the Company, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United Sates of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, a common collective trust, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for participant loans as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

On November 14, 2007, a special meeting of stockholders was held authorizing a two-for-one stock split effected in the form of a 100 percent stock dividend to holders of record on November 26, 2007, distributed on December 3, 2007. All share data has been adjusted to reflect the effect of the stock split for all periods presented.

The Deere & Company Common Stock Fund is maintained on a unit value basis. This basis did not change as a result of the two-for-one stock split. Each unit outstanding represents twice the number of shares represented prior to the stock split. The number of units and related net asset value per unit as of October 31, 2007 and 2006 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2007	3,306,071	$ 111.40
October 31, 2006	3,386,412	61.89

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

The Blended Interest Fund – The Blended Interest Fund is a stable value investment option to participants that includes several synthetic guaranteed investment contracts ("GIC's") which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC's include underlying assets which are held in a trust owned by the Plan and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase Bank, Rabobank Nederland, State Street Bank and Trust Company, and IXIS Financial Products Corp. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as Plan termination or a Plan merger initiated by the plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2007	2006
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	4.94 %	4.68 %
Based on interest rate credited to participants (2)	4.68	4.43

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investment on the same date.

The underlying assets of the GIC's are stated at fair value. Fair value of the underlying investments is determined by the issuers of the synthetic GIC's based on quoted market prices and a fair value estimate of the wrapper contracts. Fair market value of the wrappers is estimated by converting the basis points assigned to the wrap fees into dollars.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Net Transfers From Affiliate Plans – Transfers represent net assets transferred to the Plan during 2007 from the John Deere Tax Deferred Savings Plan for Wage Employees for participants who became participants in the Plan.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2007 and 2006.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

Adoption of New Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at October 31, 2006.

3. INVESTMENTS

The Plan's investments that represented 5% or more of net assets available for benefits as of October 31, 2007 and 2006 are as follows (dollars in thousands):

	2007	2007 Percent of Net Assets	2006	2006 Percent of Net Assets
Deere & Company Common Stock Fund*	$ 368,303	11 %	$ 209,581	8 %
Spartan U.S. Equity Index Advantage Fund*	294,375	9	268,993	10
Fidelity Growth Company Fund*	255,586	8	204,853	8
Fidelity Magellan Fund*	251,837	8	218,882	8
Fidelity Overseas Equity Fund*	164,345	5		
Fidelity Puritan Fund*	161,536	5	141,964	5

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $448,581 as follows (in thousands):

	Appreciated/ (Depreciated)
Deere & Company Common Stock Fund*	$ 164,902
Fidelilty Puritan Fund*	3,967
Fidelity Magellan Fund*	33,792
Fidelity Equity Income Fund*	5,466
Fidelity Growth Company Fund*	61,844
Fidelity OTC Portfolio Fund*	30,770
Fidelity Overseas Equity Fund*	32,865
Fidelity Asset Manager 50% Fund*	1,078
Fidelity Asset Manager 70% Fund*	7,323
Fidelity Asset Manager 85% Fund*	140
Fidelity Asset Manager 20% Fund*	(441)
Fidelity Diversified International Fund*	24,617
Fidelity Small Cap Independent Fund*	12,484
Fidelity Freedom Income Fund*	14
Fidelity Freedom 2000*	37
Fidelity Freedom 2010*	1,561
Fidelity Freedom 2020*	2,173
Fidelity Freedom 2030*	2,089
Fidelity Freedom 2040*	2,640
Fidelity Freedom 2005*	139
Fidelity Freedom 2015*	1,552
Fidelity Freedom 2025*	1,171

	Appreciated/ (Depreciated)
Fidelity Freedom 2035*	1,238
Fidelity Freedom 2045*	167
Fidelity Freedom 2050*	170
Spartan U.S. Equity Index Advantage Fund*	33,348
Fidelity BrokerageLink Accounts*	21,393
Fidelity Intermediate Bond Commingled Pool*	2,082
	$ 448,581

*Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist only of mutual funds.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 4,755,279 and 4,923,882 shares (post two-for-one stock split on December 3, 2007, see Note 2) of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $145 million and approximately $118 million at October 31, 2007 and 2006, respectively. During the year ended October 31, 2007, the Plan recorded dividend income of approximately $4.0 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

5. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	2007	2006
Statement of net assets available for benefits:		
Blended Interest Fund, at fair value	$550,146	$594,027
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,661	6,302
Blended Interest Fund per the Form 5500, at contract value	$551,807	$600,329

8. SUBSEQUENT EVENTS

Effective February 1, 2008, the LESCO 401(k) Profit Sharing Plan was merged with the Plan. Total participant balances of $40,813,290 were transferred to the Plan in February 2008.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
ABCMT 07-A2 A2 5% 3/13	2,830,000	$ 2,829
ABCMT 2006-A3 A3 5.3 5/12	3,000,000	3,026
ABSHE 03-HE6 M1 1ML+65 11/33	400,000	393
ABSHE 04-HE3 M1 1ML+54 6/34	150,000	144
ACE 02-HE1 M1 1ML+65 6/32	159,303	154
ACE 03-HE1 M1 1ML+65 11/33	197,924	189
ACE 03-HS1 M1 1ML+75 6/33	31,702	31
ACE 03-NC1 M1 1ML+78 7/33	185,000	179
ACE 04-FM1 M1 1ML+60 9/33	137,064	133
ACE 05-SD1 A1 1ML+40 11/50	52,494	50
AESOP 05-1A A1 3.95% 4/08	1,000,000	997
AGFC SR MTN 4.625 5/15/09	1,065,000	1,055
AMCAR 04-CA A4 3.61% 5/11	212,010	210
AMCAR 04-DF A4 3.43 7/11	697,942	690
AMCAR 05-CF A4 4.63 6/12	1,330,000	1,320
AMCAR 06-1 B 5.2 3/11	70,000	70
AMCAR 06-BG A3 5.21 10/11	350,000	351
AMCAR 06-BG A4 5.21% 9/13	691,920	696
AMCAR 07-DF A-3A 5.49 7/12	1,020,000	1,020
AMCAR 2007-CM A3A 5.42 5/12	1,400,000	1,414
AMSI 04-R2 M1 1ML+43 4/34	120,000	118
AMSI 04-R2 M2 1ML+48 4/34	100,000	97
APART 07-1 B 5.35% 3/11	240,000	239
APART 07-2M A3A 5.22 4/10	490,000	490
ARGF 05-2A A1 4.54% 5/09	1,165,000	1,163
ARMT 04-2 7A3 1ML+40 2/35	80,141	80
BACM 00-2 A2 7.1975 9/32	365,000	380
BACM 04-2 A2 3.52% 11/38	1,336,336	1,313
BACM 04-4 A3 4.128% 7/42	625,000	616
BACM 04-5 XP CSTR 11/41	7,637,123	120
BACM 04-6 XP CSTR 12/42	5,600,290	86
BACM 05-1 A2 4.64% 11/42	842,508	840
BACM 05-3 A2 CSTR 7/43	1,365,000	1,343
BACM 05-3 XP CSTR 7/43	13,763,803	202
BACM 05-4 A1 4.432 7/45	523,871	518
BACM 05-4 XP CSTR 7/45	7,564,491	60
BACM 05-5 A1 4.716 8/10	816,427	810
BACM 05-6 A1 5.001 9/47	500,596	499
BACM 06-5 A1 5.185% 7/11	297,043	297
BACM 06-6 XP CSTR 10/45	15,749,258	308

(Continued)

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BACM 07-2 A1 5.421% 1/12	441,910	444
BACM 2003-2 A2 4.342 3/41	1,215,000	1,201
BACM 2006-4 A1 CSTR 5/11	179,244	180
BACM 2006-4 XP CSTR 7/46	26,390,515	508
BACM 2006-5 XP .832% 9/47	9,819,508	267
BACM 2007-3 A1 CSTR 6/49	564,623	572
BANK OF NEW YORK 4.95 1/11	590,000	588
BANKAMER 7.8 2/15/10 GLBL	1,455,000	1,543
BAYC 04-2 A 1ML+43 8/34	317,968	317
BAYC 04-3 A1 1ML+37 1/35	379,559	377
BAYC 04-3 A2 1ML+42 1/35	54,223	54
BAYC 04-3 M1 1ML+50 1/35	81,334	80
BAYERISCHE LAND 5.65 2/01	1,715,000	1,730
BOAMS 04-J 2A1 CSTR 11/34	341,253	338
BOAMS 05-E 2A7 CSTR 6/35	640,000	627
BOAMS 05-J 2A4 12ML 11/35	2,035,000	2,010
BOIT 04-A6 A6 3.94 4/16/12	1,995,000	1,967
BOIT 04-B2 B2 4.37% 4/12	1,500,000	1,479
BRHEA 06-A A2R 5.03 12/41	2,435,000	2,437
BSABS 04-BO1 M2 1ML+75 9/34	350,000	325
BSARM 05-6 1A1 CSTR 8/35	936,939	936
BSCMS 03-T12 X2 CSTR 8/39	2,239,177	34
BSCMS 04-ESA A3 4.741 5/16	750,000	752
BSCMS 04-ESA C 4.937 5/16	985,000	990
BSCMS 04-ESA D 4.986 5/16	135,000	136
BSCMS 04-ESA E 5.064 5/16	1,730,000	1,743
BSCMS 04-PWR5 A2 4.254 7/42	580,000	571
BSCMS 04-PWR5 X2 CSTR 7/42	4,033,111	116
BSCMS 04-PWR6 X2 CSTR 11/41	3,357,299	77
BSCMS 04-T16 A3 4.03 2/46	1,405,000	1,382
BSCMS 04-T16 X2 CSTR 2/46	2,739,595	74
BSCMS 05-PWR9 A1 4.498 9/42	838,195	830
BSCMS 05-PWR9 X2 CSTR 9/42	20,994,466	342
BSCMS 05-T20 A1 4.94 10/42	875,867	873
BSCMS 06-PW13 A1 5.294 09/41	1,140,444	1,143
BSCMS 06-PW13 X2 CSTR 9/41	8,513,777	179
BSCMS 07-PW15 A1 5.016 2/44	402,275	401
BSCMS 07-PW16 A1 5.593 6/40	878,633	888
BSCMS 07-T26 A1 CSTR 1/45	827,670	826
BSCMS 07-T26 X2 CSTR 1/12	26,105,000	217

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BSCMS 2006-T24 X2 CSTR 10/41	8,725,816	177
BSCMS 2007-PW15 X2 CSTR 2/44	28,935,000	545
CARAT 07-3 A4 5.21 3/14	685,000	689
CARAT 07-SN1 B 5.52 3/15/11	220,000	221
CARAT 2006-SN1A A4A 5.32	1,045,000	1,049
CARAT 2006-SN1A B 5.5 4/10	100,000	100
CCCIT 05-B1 B1 4.4 9/10	1,510,000	1,501
CCCIT 06-B2 B2 5.15% 3/11	1,315,000	1,316
CCCIT 07-A5 A5 5.5% 6/12	3,170,000	3,215
CCCIT 07-B2 B2 5% 4/12	1,870,000	1,863
CD 06-CD2 A1 5.3020 1/46	835,432	836
CD 06-CD3 XP CSTR 10/48	29,173,294	620
CD 2007-CD4 A1 4.977 12/48	641,959	638
CDCMC 03-HE3 M1 1ML+70 11/33	231,665	213
CFAT 2006-A A4 5.62% 8/11	1,750,000	1,750
CGCMT 04-C2 XP CSTR 10/41	3,593,506	103
CGCMT 05-EMG A2 4.2211 9/51	440,000	433
CGCMT 2007-C6 A1 CSTR 12/49	955,592	965
CHAIT 05-B2 B2 4.52 12/10	5,930,000	5,896
CHAIT 07-A15 A 4.96% 9/12	2,575,000	2,579
CHASE 07-A2 3A1 CSTR 7/37	1,511,353	1,497
CITEC 05-VT1 A4 4.36 11/12	195,000	194
CITEC 06-VT1 A3 5.13 12/08	1,419,421	1,422
CITEC 06-VT2 A4 5.05 4/20/14	1,115,000	1,102
CITIGROUP 6.5% 1/18/11	795,000	828
CMAC 98-C2 B CSTR 9/30	1,530,000	1,538
CMAT 99-C1 A3 6.64 1/32	292,820	298
CNH 05-A A4B 4.29% 6/12	575,000	570
CNH 05-B A3 4.27 1/10	708,350	707
COAFT 05-BSS B 4.32 5/10	635,000	633
COAFT 05-C A4A 4.71 6/12	2,000,000	1,995
COMET 04-B6 B6 4.155 7/12	1,055,000	1,038
COMET 07-B3 B3 5.05% 3/13	2,915,000	2,902
COMET 07-B5 B5 5.4% 5/13	1,370,000	1,381
COMET 2006-A6 A6 5.3 2/14	695,000	704
COMM 01-J2A A1 5.447 7/34	1,452,150	1,463
COMM 04-LB4A XP CSTR 10/37	9,850,395	201
COMM 05-C6 A2 CSTR 6/44	1,185,000	1,180
COMM 05-C6 XP CSTR 6/44	14,999,673	95
COMM 05-LP5 A2 4.63 5/43	1,394,302	1,379

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTNUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
COMM 05-LP5 XP CSTR 5/43	7,362,137	80
COMM 06-C8 A1 5.11% 12/46	649,876	649
COMM 06-C8 XP CSTR 12/46	36,918,926	837
COMM 06-CN2A A2FX 5.449 2/19	720,000	724
COMM 99-1 A2 6.455 5/32	1,804,739	1,814
COPAR 05-1 B 4.58 8/15/12	850,000	842
COPAR 06-2 A4 4.94% 7/12	750,000	752
CPS 06-A 1A2 5.22 1/10	42,428	42
CPS 06-C A3 5.14% 1/11	324,999	325
CPS 06-D A3 5.157% 05/11	975,000	977
CPS 06-D A4 5.115% 08/13	1,205,000	1,173
CPS 07-B A3 5.47% 11/11	515,000	509
CPS 2006-B A3 5.73% 6/16	559,999	562
CPS 2006-B A4 5.81% 6/15	654,998	664
CPS 2007-C A3 5.45 5 144A	375,000	376
CSFB 03-C4 A3 CSTR 8/36	605,000	598
CSFB 03-C5 A3 4.429 12/36	1,025,000	1,010
CSFB 04-C1 A3 4.321 1/37	515,000	505
CSFB 04-C3 ASP CSTR 7/36	11,451,510	197
CSFB 04-C4 ASP CSTR 10/39	3,789,925	113
CSFB 05-C1 ASP CSTR 2/38	8,214,229	97
CSFB 05-C2 ASP CSTR 4/37	6,749,230	132
CSFB 2002-CP5 A1 4.106 12/35	508,435	495
CSFB 2004-C1 A2 3.516 1/37	1,247,336	1,232
CSMC 06-C4 ASP CSTR 9/39	43,387,788	1,203
CSMC 06-C5 ASP CSTR 12/39	22,695,000	701
CSMC 07-C1 A1 5.227 2/40	288,547	288
CSMC 07-C1 ASP CSTR 2/40	37,585,000	782
CSMC 07-C2 A1 5.237 1/49	230,298	230
CSMC 07-C3 A1 CSTR 6/39	259,137	261
CTCDO 04-1A A2 1ML+45 7/39	290,000	286
CWCI 07-C2 A1 CSTR 9/11	354,819	353
CWHL 02-25 2A1 5.5 11/17	225,110	225
CWHL 05-HYB3 2A6B CSTR 6/35	365,000	357
CWL 04-3 M1 1ML+50 6/34	150,000	145
DBS BK 5.125/VAR 5/1 144A	1,000,000	982
DEUTSCHE BK AG MTN 5 10/10	4,200,000	4,192
DLJCM 99-CG1 A1B 6.46 3/32	1,012,268	1,025
DRIVE 06-2 A-3 5.33% 4/14	1,085,000	1,095
DRT 00-1A A2 6.971% 3/10	473,684	479

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
DRVT 2006-A A3 5.501 11/10	735,000	732
DRVT 2006-B A2 5.32% 3/10	799,321	797
DRVT 2006-B A3 5.23% 8/12	745,000	740
DTAOT 07-A A3 XCLA 5.60 3/13	990,000	990
FHASI 04-FL1 2A1 6ML+30 12/34	52,612	52
FHLM 4.75% 1/18/11	27,665,000	27,928
FHLM ARM 3.94 3/34 1B1568	521,375	514
FHLM ARM 4.22 2/35 1B2747	582,294	573
FHLM ARM 4.232 1/3 782988	204,859	205
FHLM ARM 4.28 3/34 781344	500,004	494
FHLM ARM 4.30 11/3 782877	326,425	322
FHLM ARM 4.307 3/3 783067	70,751	71
FHLM ARM 4.314 12/ 1B2670	89,768	88
FHLM ARM 4.37 3/35 1G0125	139,354	137
FHLM ARM 4.40 8/35 1L1225	1,526,808	1,515
FHLM ARM 4.401 2/3 1G0103	266,522	263
FHLM ARM 4.434 2/3 783032	154,166	154
FHLM ARM 4.441 2/3 781229	79,351	79
FHLM ARM 4.444 3/3 1G0133	90,777	90
FHLM ARM 4.497 6/3 1B2907	109,503	109
FHLM ARM 4.504 3/3 1G0145	93,463	92
FHLM ARM 4.60 2/35 783028	304,946	302
FHLM ARM 4.63 3/35 1B2811	376,985	373
FHLM ARM 4.68 1/36 847584	157,578	157
FHLM ARM 4.83 11/3 1Q0166	501,052	498
FHLM ARM 4.889 3/3 847126	26,779	27
FHLM ARM 4.93 9/35 1K1215	366,207	364
FHLM ARM 4.941 11/ 1J1228	357,709	357
FHLM ARM 5.034 4/3 1N0002	376,607	378
FHLM ARM 5.084 8/3 1J0005	126,827	126
FHLM ARM 5.15 8/36 1B7241	266,596	267
FHLM ARM 5.26 1/36 1J1274	316,434	317
FHLM ARM 5.34 6/35 1L0097	240,994	241
FHLM ARM 5.37 12/3 1N0106	392,789	394
FHLM ARM 5.47 5/36 1N0162	550,881	553
FHLM ARM 5.58 5/36 1H2618	799,470	804
FHLM ARM 5.62 1/36 1G1820	627,522	630
FHLM ARM 5.62 12/3 1N0117	520,542	523
FHLM ARM 5.775 1/3 1N1446	485,061	490
FHLM ARM 5.78 10/3 1N0063	104,212	105

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHLM ARM 5.85 1/36 1G1803	773,530	781
FHLM ARM 5.88 4/36 1J1279	620,759	627
FHLM ARM 5.885 6/3 1L1275	173,333	175
FHLM ARM 6.07 6/36 1G2424	226,693	230
FHLM ARM 6.17 2/36 1N0126	882,923	894
FHLT 04-1 M2 1ML+50 2/34	100,000	97
FHLT 05-A M1 1ML+43 1/35	150,000	139
FHR 1952 G 6 10/08	39,472	39
FHR 2382 MB 6% 11/16	676,381	689
FHR 2590 NT 5% 4/16	780,000	778
FHR 2626 NA 5 6/23	706,454	706
FHR 2635 DG 4.5% 1/18	1,643,587	1,611
FHR 2677 LC 4.5 6/15	600,000	597
FHR 2702 AB 4.5% 7/27	2,360,000	2,329
FHR 2780 A 4% 12/14	1,407,155	1,378
FHR 2786 GA 4 8/17	685,314	667
FHR 2809 UA 4 12/14	242,995	241
FHR 2885 PC 4.5 3/18	835,000	819
FHR 2901 UM 4.5% 1/30	2,014,312	1,985
FHR 3077 GA 4.5% 8/19	1,019,168	1,002
FIAOT 06A A3 4.93 2/15/11	371,846	371
FLEETBOSTON FIN 7.375 12/09	830,000	867
FNMA 4.00 9/18 #254919	1,106,146	1,049
FNMA 6.00 1/15 #594280	14,566	15
FNMA 6.00 10/13 #446050	19,385	20
FNMA 6.00 12/17 #663675	18,630	19
FNMA 6.00 4/16 #574415	2,188	2
FNMA 6.00 6/14 #481297	43,337	44
FNMA 6.00 9/17 #656539	277,663	283
FNMA 6.50 12/18 #747888	339,994	348
FNMA 6.50 5/32 #254343	269,599	276
FNMA 6.50 6/13 #420037	73,411	75
FNMA 6.50 6/14 #323794	343,200	351
FNMA 6.50 6/15 #555720	368,986	376
FNMA 7.00 10/13 #449457	55,818	58
FNMA 7.00 10/14 #252799	4,851	5
FNMA 7.00 11/14 #252870	101,076	105
FNMA 7.00 11/14 #512139	3,450	4
FNMA 7.00 11/18 #725746	290,575	297
FNMA 7.00 2/12 #313302	49,545	51

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA 7.00 2/13 #414328	8,447	9
FNMA 7.00 3/15 #525411	14,965	16
FNMA 7.00 3/17 #545582	393,302	411
FNMA 7.00 7/14 #504647	1,800	2
FNMA 7.00 8/08 #252054	1,271	1
FNMA 7.00 8/11 #744150	127,089	129
FNMA 7.00 8/17 #545912	4,603	5
FNMA 7.00 9/15 #553148	8,052	8
FNMA 7.00 9/16 #545226	107,189	112
FNMA 20YR 5.50 6/2 763083	566,107	562
FNMA ARM 3.750 1/3 761058	62,023	62
FNMA ARM 3.752 10/ 755148	58,531	58
FNMA ARM 3.753 10/ 746320	61,196	61
FNMA ARM 3.791 6/3 783545	310,782	306
FNMA ARM 3.826 10/ 763199	741,340	740
FNMA ARM 3.828 4/3 688969	168,236	169
FNMA ARM 3.836 6/3 723760	51,485	52
FNMA ARM 3.854 10/ 879906	1,495,780	1,495
FNMA ARM 3.878 6/3 723633	242,292	242
FNMA ARM 3.941 6/3 745335	435,308	429
FNMA ARM 3.984 5/3 703915	18,538	19
FNMA ARM 4.055 10/ 749296	39,871	40
FNMA ARM 4.079 4/3 708221	16,979	17
FNMA ARM 4.115 2/3 735343	30,759	31
FNMA ARM 4.118 1/3 807221	100,504	101
FNMA ARM 4.155 7/3 747270	287,973	284
FNMA ARM 4.202 1/3 797418	130,272	129
FNMA ARM 4.25 2/34 765660	77,202	77
FNMA ARM 4.25 2/35 255658	64,360	64
FNMA ARM 4.250 1/3 765659	83,289	83
FNMA ARM 4.292 3/3 701296	62,343	63
FNMA ARM 4.293 3/3 815586	53,032	53
FNMA ARM 4.294 1/3 759264	71,411	71
FNMA ARM 4.30 1/34 766886	428,736	427
FNMA ARM 4.30 11/3 725966	447,974	443
FNMA ARM 4.302 1/3 827592	63,516	63
FNMA ARM 4.305 8/3 555696	110,321	110
FNMA ARM 4.318 3/3 694530	31,413	31
FNMA ARM 4.319 5/3 735538	61,500	62
FNMA ARM 4.321 2/3 773246	406,280	402

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.351 1/3 783580	69,957	69
FNMA ARM 4.351 6/3 720921	33,668	34
FNMA ARM 4.358 10/ 754672	25,953	26
FNMA ARM 4.368 2/3 769940	128,948	128
FNMA ARM 4.372 4/3 820407	33,477	34
FNMA ARM 4.38 3/35 773264	223,658	221
FNMA ARM 4.38 7/33 555702	330,852	327
FNMA ARM 4.4 2/35 #783588	99,208	98
FNMA ARM 4.402 10/ 735934	532,883	535
FNMA ARM 4.409 10/ 725968	301,512	299
FNMA ARM 4.409 5/3 829985	171,461	171
FNMA ARM 4.428 7/3 555923	332,282	333
FNMA ARM 4.455 3/3 773281	108,926	108
FNMA ARM 4.493 8/3 735360	181,149	180
FNMA ARM 4.499 3/3 783587	224,464	222
FNMA ARM 4.5 2/35 #809429	643,048	637
FNMA ARM 4.5 5/35 #820996	52,966	53
FNMA ARM 4.51 7/34 780280	250,319	248
FNMA ARM 4.520 8/3 829603	144,626	145
FNMA ARM 4.53 3/35 735448	198,682	197
FNMA ARM 4.555 7/3 832099	201,482	202
FNMA ARM 4.56 5/35 888115	1,012,498	1,004
FNMA ARM 4.57 2/35 811803	46,828	47
FNMA ARM 4.57 6/33 712321	116,599	116
FNMA ARM 4.573 2/3 816591	322,053	325
FNMA ARM 4.575 7/3 822002	134,129	134
FNMA ARM 4.597 6/3 821487	190,105	191
FNMA ARM 4.62 2/35 735433	261,554	260
FNMA ARM 4.625 2/3 809931	176,222	175
FNMA ARM 4.639 2/3 816599	29,505	30
FNMA ARM 4.64 9/35 745773	338,064	337
FNMA ARM 4.653 3/3 816322	17,666	18
FNMA ARM 4.66 7/35 735942	307,281	305
FNMA ARM 4.67 11/3 799727	180,649	179
FNMA ARM 4.694 11/ 813184	223,675	222
FNMA ARM 4.71 8/35 834548	2,045,028	2,035
FNMA ARM 4.725 3/3 820598	417,644	421
FNMA ARM 4.748 7/3 793028	179,451	179
FNMA ARM 4.75 5/35 815626	125,350	125
FNMA ARM 4.76 1/35 815321	356,199	355

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.763 6/3 735689	447,109	449
FNMA ARM 4.78 10/3 745030	292,872	291
FNMA ARM 4.79 1/35 809271	251,488	250
FNMA ARM 4.790 1/3 815323	214,565	214
FNMA ARM 4.796 8/3 825485	172,712	172
FNMA ARM 4.80 2/35 816593	223,031	222
FNMA ARM 4.80 3/35 809925	238,818	238
FNMA ARM 4.80 3/35 810061	202,012	201
FNMA ARM 4.801 2/3 695019	80,051	81
FNMA ARM 4.82 8/34 793420	283,979	283
FNMA ARM 4.82 9/34 794465	149,063	148
FNMA ARM 4.825 12/ 800297	137,802	137
FNMA ARM 4.83 9/34 794244	184,581	184
FNMA ARM 4.832 8/3 725858	46,144	46
FNMA ARM 4.845 12/ 800335	56,199	56
FNMA ARM 4.85 11/3 799812	171,218	170
FNMA ARM 4.85 8/34 790089	190,635	190
FNMA ARM 4.858 10/ 745231	252,042	253
FNMA ARM 4.86 7/35 888382	701,025	699
FNMA ARM 4.862 9/3 725855	102,448	102
FNMA ARM 4.872 1/3 810896	1,177,100	1,173
FNMA ARM 4.876 7/3 785318	263,639	263
FNMA ARM 4.893 10/ 847787	138,114	138
FNMA ARM 4.898 10/ 745060	139,708	139
FNMA ARM 4.928 2/3 820356	601,663	600
FNMA ARM 4.934 3/3 819648	107,217	108
FNMA ARM 4.96 6/35 825388	345,315	345
FNMA ARM 4.96 8/34 796987	559,751	559
FNMA ARM 4.96 8/34 796988	188,689	188
FNMA ARM 4.99 11/3 745064	3,779,094	3,811
FNMA ARM 5.00 9/34 801341	811,509	811
FNMA ARM 5.01 11/3 745124	276,588	276
FNMA ARM 5.01 4/35 814954	155,083	156
FNMA ARM 5.019 9/3 790458	93,414	93
FNMA ARM 5.04 7/35 834931	717,747	718
FNMA ARM 5.05 7/34 801635	29,042	29
FNMA ARM 5.07 9/36 888398	1,381,082	1,383
FNMA ARM 5.10 5/35 827782	178,890	180
FNMA ARM 5.101 7/3 841837	269,959	270
FNMA ARM 5.106 9/3 790762	71,772	72

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 5.12 1/34 725109	38,115	38
FNMA ARM 5.12 6/35 823810	131,207	131
FNMA ARM 5.15 9/35 843028	1,675,422	1,679
FNMA ARM 5.16 9/35 843021	1,084,529	1,087
FNMA ARM 5.180 5/3 827785	210,252	211
FNMA ARM 5.203 6/3 830605	241,174	243
FNMA ARM 5.208 5/3 827783	1,433,904	1,437
FNMA ARM 5.229 8/3 735030	80,610	81
FNMA ARM 5.23 12/3 846701	501,867	503
FNMA ARM 5.26 11/3 901494	232,782	234
FNMA ARM 5.280 3/3 843014	23,341	23
FNMA ARM 5.32 1/36 850852	552,467	555
FNMA ARM 5.33 2/36 745391	219,004	220
FNMA ARM 5.344 7/3 834917	29,976	30
FNMA ARM 5.349 12/ 843013	83,761	84
FNMA ARM 5.38 2/36 865166	293,947	295
FNMA ARM 5.40 11/3 879153	301,139	303
FNMA ARM 5.409 2/3 865319	80,734	81
FNMA ARM 5.43 11/3 844168	103,820	104
FNMA ARM 5.45 5/36 745676	369,177	372
FNMA ARM 5.50 5/36 896475	353,938	356
FNMA ARM 5.51 4/36 745672	401,418	405
FNMA ARM 5.53 5/36 896468	181,048	182
FNMA ARM 5.541 11/ 745972	435,363	440
FNMA ARM 5.57 5/36 891228	865,539	874
FNMA ARM 5.79 3/36 881956	719,170	727
FNMA ARM 5.80 3/36 881670	176,857	179
FNMA ARM 5.8170 5/ 827781	347,139	350
FNMA ARM 5.839 1/3 879146	442,379	447
FNMA ARM 5.98 4/36 868793	396,850	402
FNMA ARM 6.07 9/36 893611	282,882	287
FNMA ARM 6.08 4/36 895834	119,809	122
FNMA ARM 6.21 4/36 891332	262,237	267
FNMA ARM 6.25 6/36 886983	56,643	57
FNMA ARM 6.60 9/36 898177	549,460	561
FNMA ARM 6.62 9/36 898178	502,091	512
FNMA ARM 6.62 9/36 898180	501,662	512
FNMA ARM 6.65 9/36 898179	533,024	545
FNR 03-123 AB 4 10/16	936,295	914
FNR 03-81 NY 4.5 9/16	1,900,000	1,876

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNR 04-91 AH 4.5% 5/29	507,695	498
FNR 06-49 CA 6% 2/31	1,115,654	1,125
FNR 2004-3 BA 4% 7/17	52,826	51
FNR 2004-7 J 4% 7/17	1,552,428	1,507
FNR 2006-64 PA 5.5% 2/30	1,060,035	1,067
FNR 2006-77 PD 6.5% 10/30	1,185,301	1,207
FNR 96-28 PK 6.5 7/25	455,000	468
FNR 96-40 J 6 12/08	276,254	276
FORDO 05-C A4 4.36 6/10	685,000	682
FORDO 06-C A4A 5.15% 2/12	1,410,000	1,417
FORDO 07-A A4A 5.47% 6/12	740,000	751
FORDO 07-A B 5.6% 10/12	195,000	197
FRNK 07-1 A4 5.03 2/15	645,000	645
GCCFC 03-C1 A2 3.285 7/35	2,265,000	2,208
GCCFC 04-GG1 A4 4.755 6/35	915,000	909
GCCFC 05-GG3 A2 CSTR 8/42	655,000	644
GCCFC 05-GG3 XP CSTR 8/42	24,027,978	525
GCCFC 05-GG5 CSTR 4/37	94,835,277	433
GCCFC 07-GG9 A1 5.233 03/39	354,796	355
GCCFC 2006-GG7 A1 5.7435	470,327	475
GE CAP 5.2% 2/01/11	3,930,000	3,977
GE CAP CP MTN 7.5 6/15/09	1,000,000	1,039
GECMC 04-C2 A2 4.119 3/40	510,000	500
GECMC 04-C3 A2 4.433 7/39	1,830,000	1,812
GECMC 07-C1 XP CSTR 12/49	22,925,000	266
GEMNT 07-1 B 4.95% 3/13	1,290,000	1,285
GEMNT 2007-3 A2 5.4% 6/13	4,000,000	4,068
GEMNT 2007-3 B 5.49% 6/13	1,355,000	1,362
GEN ELEC CAP GLB 4.25 9/10	2,555,000	2,520
GENWORTH GLB FDNG 5.2 10/10	350,000	352
GMACC 04-C2 A2 CSTR 8/38	410,000	407
GMACC 04-C3 X2 CSTR 12/41	5,139,726	93
GMACC 05-C1 A2 CSTR 5/43	670,000	660
GMACC 05-C1 X2 CSTR 5/43	6,863,143	135
GMACC 06-C1 XP CSTR 11/45	10,285,855	75
GMACC 2004-C3 A3 CSTR 12/41	1,160,000	1,141
GMACM 05-AR5 1A1 CSTR 9/35	271,173	271
GNII ARM 3.750 1/3 080817	373,859	375
GNR 02-35 C CSTR 10/23	37,606	38
GNR 02-37 C 5.878 6/24	839,399	848

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
GNR 02-9 B 5.881% 3/24	67,428	67
GOLDMAN SACHS 4.5 6/15/10	585,000	577
GOLDMAN SACHS 6.6 1/15/12	1,685,000	1,765
GPMH 01-1 IA 1ML+34 4/32	176,518	176
GSALT 07-1 A3 5.39% 12/11	1,700,000	1,715
GSR 05-AR2 2A1 CSTR 4/35	354,795	351
GSR 2006-AR2 4A1 CSTR 4/35	1,844,382	1,839
HANCOCK JOHN GLB 3.5 1/30	2,215,000	2,169
HAROT 05-4 A4 4.6 11/10	1,155,000	1,149
HART 05-A B 4.2 2/12	462,757	459
HART 06-1 B 5.29 11/12	75,000	75
HART 2007-A A3A 5.04 1/12	825,000	827
HAT 04-1 A4 3.93 7/11	375,126	372
HAT 07-1 A4 5.33 11/18/13	845,000	852
HAT 2006-2 A4 5.67% 6/13	795,000	806
HBOS PLC 5.625 7/20/ 144A	495,000	499
HBOS PLC MTN 3.75 9/ 144A	900,000	887
HMPT 99-HMTA B 7.3% 8/15	230,000	239
HSBC FINANCE CO 5.25 1/14	500,000	498
IMM 04-9 M2 1ML+65 1/35	85,365	79
IMM 04-9 M3 1ML+70 1/35	62,797	58
IMM 04-9 M4 1ML+105 1/35	32,380	29
ING SEC LIFE 4.25 1/ 144A	2,000,000	1,987
JP MORGAN CHASE 4.6 1/17/11	150,000	146
JPMCC 03-CB7 X2 CSTR 1/38	1,798,929	32
JPMCC 04-CB8 A2 3.837 1/39	1,250,000	1,206
JPMCC 04-CB9 A2 CSTR 6/41	500,000	499
JPMCC 04-CBX X2 CSTR 1/37	13,787,167	276
JPMCC 05-LDP2 A2 4.575 7/42	675,000	665
JPMCC 05-LDP4 A1 CSTR 10/42	296,799	295
JPMCC 05-LDP4 X2 CSTR 10/42	41,181,492	329
JPMCC 07-CB18 A1 CSTR 6/47	306,347	307
JPMCC 2001-C1 A2 5.464 10/43	599,127	601
JPMCC 2006-CB17 A3 5.45 12/43	697,000	696
JPMCC 2006-LDP9 A1 CSTR 5/57	567,529	567
JPMMT 05-A8 2A3 CSTR 11/35	180,000	177
JPMMT 06-A3 6A1 CSTR 8/34	498,489	489
JPMMT 2007-A1 5A1 CSTR 7/35	1,399,564	1,384
JPMRT 2006-A A4 5.14 12/14	805,000	811
LBART NT CL A-3 5.41 CL A	780,000	781

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
LBCMT 98-C4 A1B 6.21 10/35	1,106,919	1,113
LBCMT 99-C1 A2 6.78 6/31	1,168,895	1,189
LBUBS 00-C3 A2 7.95 1/10	880,537	926
LBUBS 00-C5 A2 6.51 12/26	1,970,000	2,043
LBUBS 01-C2 A2 6.653 11/2	310,000	324
LBUBS 03-C5 A2 3.478 7/27	2,530,000	2,500
LBUBS 03-C7 A3 CSTR 9/27	880,000	866
LBUBS 04-C2 A3 3.973 3/29	695,000	667
LBUBS 04-C4 A2 CSTR 6/29	855,000	849
LBUBS 04-C6 A2 4.187 8/29	640,000	631
LBUBS 04-C6 XCP CSTR 8/36	6,244,322	105
LBUBS 04-C8 XCP CSTR 12/39	3,392,650	67
LBUBS 05-C5 XCP CSTR 9/40	40,488,612	597
LBUBS 05-C7 XCP CSTR 11/40	29,836,020	247
LBUBS 06-C1A A1 5.018 2/34	415,579	415
LBUBS 06-C1A A2 5.084 2/34	3,000,000	2,991
LBUBS 07-C1 A1 CSTR 2/15/40	237,513	239
LBUBS 07-C1 XCP CSTR 2/40	4,905,000	126
LBUBS 07-C2 A1 5.226 2/40	194,545	195
LBUBS 07-C2 XCP CSTR 2/40	21,015,000	599
LBUBS 2006-C3 A1 5.478 3/39	319,006	321
LBUBS 2006-C6 A1 5.23 9/39	344,524	345
LBUBS 2006-C7 A1 5.279 11/38	155,025	156
LBUBS 206-C1A XCP CSTR 2/41	28,171,911	412
LLL 1997-LLI D 7.15 10/34	462,147	486
MALT 04-3 3A1 6 4/34	96,704	96
MARM 04-11 1A4 1ML+49 11/34	26,578	26
MARM 04-11 2A2 1ML+44 11/34	10,990	11
MBNAS 05-B4 B4 4.9% 3/11	1,300,000	1,301
MERRILL LYN MTN 4.125 1/15/09	265,000	262
MERRILL LYN MTN 4.125 9/10/09	1,100,000	1,078
MERRILL LYN MTN 4.831 10/08	800,000	796
MET LIFE GLBL 4.5 5/ 144A	2,600,000	2,574
MET LIFE GLBL 5.75 7 144M	2,000,000	2,053
MLCC 04-B A2 6ML+27 6/29	193,935	193
MLCFC 06-3 XP CSTR 7/46	13,871,442	456
MLCFC 07-6 A1 5.175 3/12/51	239,149	239
MLCFC 07-8 A1 4.622% 8/49	337,955	333
MLCFC 2006-4 XP CSTR 12/49	46,859,716	1,421
MLCFC 2007-5 A1 4.275 12/11	211,600	208

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MLMT 04-BPC1 XP CSTR 9/41	12,289,728	312
MLMT 04-KEY2 A2 4.166 8/39	1,120,000	1,100
MLMT 04-MKB1 A2 4.353 2/42	3,310,000	3,275
MLMT 05-CIP1 A2 4.96 6/10	1,485,000	1,477
MLMT 05-GGP1 B 4.146 11/10	305,000	305
MLMT 05-GGP1 C 4.208 11/10	255,000	255
MLMT 05-GGP1 D 4.291 11/10	80,000	80
MLMT 05-MCP1 A2 4.556 6/43	1,040,000	1,024
MLMT 05-MCP1 XP CSTR 6/43	6,549,630	149
MLMT 05-MKB2 XP CSTR 9/42	3,142,750	30
MMLT 04-1 M1 1ML+50 7/34	179,360	171
MORGAN STANLEY 4% 1/15/10	400,000	391
MORGAN STANLEY 5.05 1/21/11	1,500,000	1,491
MSC 04-HQ3 A2 4.05 1/41	520,000	510
MSC 04-HQ4 X2 CSTR 4/40	5,267,401	79
MSC 05-HQ5 X2 CSTR 1/42	7,126,210	68
MSC 05-IQ9 X2 CSTR 7/56	6,378,678	217
MSC 05-TOP17 X2 CSTR 12/41	4,636,252	108
MSC 06-T21 A1 4.925 10/52	658,392	655
MSC 07-HQ12 A1 CSTR 4/49	416,140	420
MSC 07-IQ13 A1 5.05% 3/44	368,516	366
MSC 07-IQ14 A1 5.38 4/49	764,379	766
MSC 07-T25 A1 5.391 11/49	572,664	575
MSC 2006-HQ10 X2 CSTR 11/41	20,502,031	425
MSC 2006-HQ8 A1 5.124 3/44	162,860	163
MSC 2006-HQ9 A1 5.49 7/44	930,926	937
MSC 2006-T23 A1 5.682 8/4	282,390	286
MSC 2007-HQ11 A1 CSTR 2/44	393,661	394
MSC 98-HF2 A2 6.48 11/30	1,414,105	1,419
MSC 98-XL2 A2 6.17 10/34	522,874	527
MSC 99-WF1 A2 6.21 11/31	789,713	793
MSDWC 01-PPM A2 6.4 2/31	1,263,505	1,290
MSSTR 04-1 1A1 CSTR 8/17	343,038	349
MSTDW GLBL 6.75% 4/15/11	1,095,000	1,144
MVCOT 05-2 A 4.6% 10/27	354,620	355
MVCOT 06-2A A 5.417 10/28	353,081	347
MVCOT 06-2A B 5.467 10/28	58,847	58
NALT 2006-A A4 5.1% 7/12	1,860,000	1,870
NAROT 07-B A3 5.03% 5/11	670,000	675
NATIONWIDE BLD 4% 1/15/09	1,500,000	1,489

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
NATL AUSTL BK A 8.6 5/19/10	575,000	623
NAVOT 05-A A4 4.43 1/14	525,000	517
NCSLT 04-2 AIO 9.75 10/14	815,000	271
NCSLT 05-1 AIO 6.75% 12/09	400,000	54
NCSLT 05-3W AIO1 4.8 7/12	1,880,000	230
NCSLT 06-1 A-IO 5.5 4/11	1,290,000	207
NCSLT 06-4 AIO 6.35 02/12	1,720,000	413
NCSLT 2006-2 AIO 6% 8/11	295,000	60
NCSLT 2006-3 AIO 7.1 1/12	475,000	120
NCSLT 2007-1 AIO 7.27 4/12	2,050,000	582
NCSLT 2007-2 AIO 6.7 7/12	1,450,000	399
NEF 05-1 A5 4.74 10/45	775,000	773
NHEL 04-1 M1 1ML+45 6/34	150,000	138
NLFC 99-1 C 6.571 1/31	495,000	501
NORD 07-1A A 4.92 5/ 144A	2,110,000	2,111
NY LIFE GLBL MTN 3.875 1/09	2,235,000	2,218
ONYX 05-B A4 4.34% 5/12	425,000	422
P&G INTL SCA 5.3 7/6 144A	600,000	606
PACIFIC LIFE 3.75 1/ 144A	1,500,000	1,477
PERF 05-2 A2 5.03 3/14	2,800,000	2,816
PPSI 04-WCW1 M1 1ML+63 9/34	285,000	263
PPSI 04-WHQ2 A3E 1ML+42 2/35	83,056	82
PRINCIPL LIFE MTN 5.15 9/11	3,040,000	3,049
RAMP 03-SL1 A31 7.125 4/31	266,201	270
RAMP 04-SL2 A11 6.5 10/16	53,976	55
SANTANDER 4.75 10/21 144A	2,200,000	2,200
SASC 04-GEL1 A 1ML+36 2/34	32,428	31
SBAC 05-1A A 5.369 11/35	325,000	324
SBAC 05-1A B 5.565 11/35	225,000	223
SBC COMM GLBL 6.25 3/15/11	2,465,000	2,550
SBM7 00-C1 A2 7.52 12/09	1,026,620	1,065
SBM7 00-C3 A2 6.592 12/33	925,000	955
SDART 07-3 A3 FGIC 5.42 8/12	505,000	508
SEMT 03-5 A2 6ML+33 9/33	146,121	146
SEMT 04-3 A 6ML+25 5/34	129,993	129
SRFC 2006-1A A1 5.84 5/18	429,710	430
STARW 99-C1A B 6.92 2/14	175,000	180
SVOVM 05-A A 5.25 2/21	350,308	353
TAROT 06-A A3 4.77% 1/11	465,250	465
TAROT 06-A A4 4.88% 4/13	680,000	677

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
TAROT 2006-B A3 5.41 8/11	500,000	502
TAROT 2006-B A4 5.52 11/12	1,075,000	1,088
TAROT 2006-C A3 5.26 11/11	1,195,000	1,199
TAROT 2006-C A4 5.31 5/13	548,080	553
TOWER 06-1 B 5.588% 2/36	335,000	335
US BANCORP MTN 5.3 4/28/09	1,480,000	1,489
USAOT 05-1 A4 4.13% 11/11	775,000	770
USTN 4.25% 9/30/12	2,900,000	2,912
USTN 4.5% 11/30/11	113,710,000	115,460
USTN 4.625% 7/31/12	1,535,000	1,566
VWALT 2006-A A3 5.5% 9/09	1,500,000	1,506
WALOT 06-1 A-3 5.1 7/11	670,000	671
WALOT 06-2 B 5.29% 6/12	320,000	321
WALOT 07-1 B 5.38 7/20/12	990,000	995
WAMMS 03-MS9 2A1 7.5 12/33	77,143	81
WAMMS 04-RA2 2A 7% 7/33	92,558	95
WAMU 05-AR16 1A3 CSTR 12/35	660,000	650
WAOT 05-B A3 4.79% 4/10	656,358	656
WBCMT 03-C6 A2 4.498 8/35	840,000	832
WBCMT 03-C7 A1 4.241 10/35	1,717,984	1,688
WBCMT 03-C8 A3 4.445 11/35	1,500,000	1,475
WBCMT 04-C14 A2 4.368 8/41	860,000	848
WBCMT 04-C15 XP CSTR 10/41	17,686,999	450
WBCMT 05-C16 A2 4.38 10/41	944,878	931
WBCMT 05-C22 A1 4.98 12/41	534,576	533
WBCMT 06-C24 XP CSTR 3/45	20,720,560	122
WBCMT 06-C25 A2 5.684 5/43	1,700,000	1,719
WBCMT 07-C30 A1 5.031 12/03	358,448	357
WBCMT 2004-C15 A2 4.039 10/41	1,260,000	1,234
WBCMT 2006-C27 A1 5.405 7/45	627,118	629
WBCMT 2006-C27 A2 5.624 7/45	885,000	893
WBCMT 2006-C27 XP CSTR 7/45	22,026,579	324
WBCMT 2007-C30 XP CSTR 12/43	22,758,087	515
WBCMT 2007-C31 A1 5.14 4/47	240,064	239
WELLS FARGO 3.98 10/29/10	2,060,000	2,002
WELLS FARGO 4.2% 1/15/10	1,950,000	1,920
WESTO 04-4 A4 3.44% 5/12	1,125,000	1,112
WESTO 05-3 A4 4.39 5/13	760,000	756
WESTO 05-3 B 4.50 5/13	300,000	299
WFMBS 03-14 1A1 4.75 12/18	593,430	577

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
WFMBS 05-AR10 2A2 CSTR 6/35	900,843	885
WFMBS 05-AR12 2A6 CSTR 7/35	997,012	982
WFMBS 05-AR2 2A2 4.57 3/35	1,017,542	1,003
WFMBS 05-AR4 2A2 CSTR 4/36	1,957,630	1,929
WFMBS 06-AR8 2A6 CSTR 4/36	1,485,000	1,476
WFMBS 2006-AR13 A4 CSTR 9/36	550,000	550
WMLT 05-B 2A4 CSTR 10/35	145,000	144
WMMNT 2007-B1 B1 4.95 3/14	2,015,000	1,961
WOART 04-A A4 3.96% 7/11	757,057	751
WOART 07-B A3A 5.28 1/17/12	395,000	399
AIG Financial Products Co. Wrapper		415
Morgan Guaranty Wrapper		415
Rabobank Nederland Wrapper		415
State State Street Wrapper		416
TOTAL BLENDED INTEREST FUND		551,807
DEERE & COMPANY COMMON STOCK FUND*	3,306,071	368,303
FIDELITY INTERMEDIATE BOND COMMINGLED POOL*	4,151,995	50,316

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2007 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
MUTUAL FUNDS:		
Fidelity Institutional Money Market Fund*	58,925,183	73,814
Fidelilty Puritan Fund*	7,941,804	161,536
Fidelity Magellan Fund*	2,416,640	251,837
Fidelity Equity Income Fund*	2,185,268	134,613
Fidelity Growth Company Fund*	2,884,398	255,586
Fidelity OTC Portfolio Fund*	1,941,555	109,019
Fidelity Overseas Equity Fund*	2,814,618	164,345
Fidelity Asset Manager 50% Fund*	2,096,771	36,148
Fidelity Asset Manager 70% Fund*	3,739,707	67,988
Fidelity Diversified International Fund*	3,188,042	144,769
Fidelity Asset Manager 20% Fund*	1,667,761	21,598
Fidelity Small Cap Independent Fund*	4,590,039	113,879
Fidelity Asset Manager 85% Fund*	167,766	2,548
Fidelity Freedom Income Fund*	266,829	3,138
Fidelity Freedom 2000*	125,961	1,640
Fidelity Freedom 2010*	1,872,272	29,451
Fidelity Freedom 2020*	1,793,099	30,465
Fidelity Freedom 2030*	1,407,176	25,034
Fidelity Freedom 2040*	2,775,702	29,283
Fidelity Freedom 2005*	223,995	2,800
Fidelity Freedom 2015*	1,780,185	23,587
Fidelity Freedom 2025*	1,055,693	14,886
Fidelity Freedom 2035*	898,766	13,257
Fidelity Freedom 2045*	176,789	2,166
Freedom Freedom 2050*	199,780	2,461
Spartan US Equity Index Advantage Fund*	5,363,027	294,375
Fidelity US Government Reserve Pool*		4
Fidelity Cash Reserves*		14,371
Fidelity Select Money Market Fund*		260
Fidelity Money Market Fund*		50
Total Fidelity Mutual Funds		2,024,908
Fidelity BrokerageLink Accounts*		185,775
Loans to participants (at interest rates of 6% to 11% maturing from November 2007 through October 2017).*		24,540
		3,205,649
Adjustments from contract value to fair value for fully benefit-responsive investment contracts		(1,661)
Total Investments		$ 3,203,988

* Represents a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: 27 February 2008

Deloitte.

EXHIBIT 23

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 2-90384, 33-49742, 33-55549, 333-62665, and 333-140980 of Deere & Company and subsidiaries on Form S-8 of our report dated February 26, 2008, relating to the financial statements and supplemental schedule of the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of John Deere Savings and Investment Plan for the year ended October 31, 2007.

Deloitte & Touche LLP

Chicago, Illinois
February 26, 2008

END

Member of
Deloitte Touche Tohmatsu